51-102F3
 MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
Qwick Media Inc. (the “Company”)
8652 Commerce Court
 Burnaby, BC  V5A 4N6
Item 2   Date of Material Change
June 7, 2017
Item 3   News Release
The news release was disseminated on June 7, 2017 through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced that it has granted 4,630,000 stock options to certain directors, officers, employees and consultants which stock options are exercisable at $0.10 for a period of five years.
Item 5    Full Description of Material Change
5.1          Full Description of Material Change
The board of directors of the Company has authorized the issuance of 4,630,000 stock options to certain directors, officers, employees and consultant, each of which is exercisable into one common share of the Company at a price of $0.10 per share, and is subject to the terms of the Company’s stock option plan. The options expire five years from the date of grant and are in accordance with the rules and policies of the Canadian Securities Exchange and applicable U.S. and Canadian securities laws.
5.2          Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Greg C. Dureault
Vice President and General Counsel
Phone: 604.338.8820
Item 9   Date of Report
June 22, 2017